EXHIBIT 23.2

Consent of Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2003 Stock Incentive Plan of RF Micro Devices, Inc. and subsidiaries of our reports dated June 10, 2005, with respect to the consolidated financial statements and schedule of RF Micro Devices, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended April 2, 2005 and RF Micro Devices, Inc. and subsidiaries management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Greensboro, North Carolina

August 5, 2005